Exhibit 99.1

Capital Increase in Genmab as a Result of Employee Warrant Exercise
Company Announcement

COPENHAGEN, Denmark; August 11, 2026 – Genmab A/S (Nasdaq: GMAB) will increase its share capital by 24,592 shares as a consequence of the exercise of employee warrants.

The increase is effected without any preemption rights for the existing shareholders of the Company or others. The shares are subscribed in cash at the following price per share of nominally DKK 1:

4,702 shares at DKK 1,334.50,
2,069 shares at DKK 1,362.50, and
17,821 shares at DKK 1,615.00.

Proceeds to the Company are approximately DKK 37.9 million. The increase corresponds to approximately 0.04% of the Company's share capital.

The new shares are ordinary shares without any special rights and are freely transferable negotiable instruments. The new shares give rights to dividends and other rights in relation to the company as of subscription. The new shares will be listed on Nasdaq Copenhagen after registration with the Danish Business Authority. The capital increase is expected to be finalized shortly.

Pursuant to section 32 of the Danish Capital Markets Act No. 464 of May 1, 2026, it is hereby announced, that the total nominal value of Genmab A/S' share capital after the capital increase is DKK 62,377,844 which is made up of 62,377,844 shares of a nominal value of DKK 1 each, corresponding to 62,377,844 votes.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 35 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Capital Increase in Genmab as a Result of Employee Warrant Exercise

The Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in the Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 35 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122